Mail Stop 0309

	November 22, 2004


Ronald P. Soltman
Executive Vice President, General Counsel and Secretary
Vanguard Health Systems, Inc.
20 Burton Hills Blvd., Suite 100
Nashville, Tennessee 37215

RE: 	Vanguard Health Systems, Inc.
	Registration Statement on Form S-4, filed November 22, 2004 Registration No. 333-120436

Dear Mr. Soltman:
This is to advise you that we have undertaken a limited review of the above referenced registration statement and have the following comment.

1. Please note that for a transaction to fall under the Exxon Capital line of no-action letters, the new securities must be substantially similar to the original securities. Generally, this means both securities must have the same issuer. An exception to this "same issuer" rule exists for situations in which a new issuer assumes the obligations of the original issuer. For this exception to be available, the new issuer`s assumption of the original issuer`s obligations must have been in a private placement pursuant to Section 4(2) of the Securities Act prior to the time the registration statement is filed or the assumption must have been contemplated in the terms of the original issuance of securities. Please provide a supplemental analysis supporting your determination that the position outlined in the Exxon Capital line of no-action letters is available for your exchange offer.

2. Portions of your document give the impression that affiliates of the company and broker-dealers that acquired the old notes directly from the company may participate in the exchange offer, but would have to comply with applicable registration and prospectus delivery requirements. However, broker-dealers who received shares in the private placement and affiliates of yours are not eligible to participate in the exchange offer. Please revise or advise.

3. It appears you are registering the exchange notes in reliance on the staff`s position set forth in Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991), and Shearman & Sterling (July 2, 1993). Accordingly, please provide us with a supplemental letter containing the statements and representations that are set forth in those letters.

*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Albert Lee at (202) 824-5522 or to me at (202) 942-
2979.

								Sincerely,



								Jeffrey Riedler
								Assistant Director


cc:	Rise B. Norman, Esq.
	Simpson Thacher & Bartlett LLP
	425 Lexington Avenue
	New York, New York 10017
Ronald P. Soltman
Universal American Financial Corp.
November 22, 2004
Page 1